UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Therapix Biosciences Ltd.

(Name of Issuer)

American Depositary Shares (one of which represents 40 Ordinary Shares1, NIS 0.1 par value)

(Title of Class of Securities)

88339A 2032

(CUSIP Number)

June 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1 One American Depositary Share represents 40 Ordinary Shares, NIS 0.1 par value.

2 This CUSIP number applies to the Issuer’s American Depositary Shares.

CUSIP No. 88339A 203

1	NAME OR REPORTING PERSON L.I.A. Pure Capital Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,036,083
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,036,083
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,036,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.35% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”).

(2)	Based on a total of 563,521,454 ordinary shares, par value NIS 0.10, of Therapix Biosciences Ltd. (the “Issuer” and the “Ordinary Shares”, respectively) outstanding as of June 22, 2020 (based on the Registrant’s disclosure in its Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on June 15, 2020).

CUSIP No. 88339A 203

1	NAME OR REPORTING PERSON Kfir Silberman (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,036,083
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,036,083
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,036,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.35% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital.

(2)	Based on a total of 563,521,454 Ordinary Shares outstanding as of June 22, 2020, 2020 (based on the Registrant’s disclosure in its Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on June 15, 2020).

The undersigned, Pure Capital and Kfir Silberman (collectively, the “Reporting Persons”), hereby file this Amendment No. 2 to Schedule 13D (the “Schedule 13D” or “Schedule”), previously filed on June 2, 2020 and as amended on June 9, 2020, with respect to the American Depositary Shares, representing 40 ordinary shares, NIS 0.1 par value (“ADS”), of the Issuer. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a)-(b) The information included herein is based on a total of 563,521,45 Ordinary Shares outstanding as of June 22, 2020 (based on the Registrant’s disclosure in its Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on June 15, 2020).

Pure Capital has the sole dispositive and voting power over 1,036,083 ADSs, representing approximately 7.35% of the outstanding share capital of the Registrant.

Kfir Silberman does not directly own any ADSs. Mr. Silberman, as the owner and controlling shareholder of Pure Capital, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by Pure Capital.

(c) Schedule A annexed hereto lists all transactions in securities of the Registrant by the Reporting Persons since the filing of Amendment No. 1 to Schedule 13D. All of such transactions were effected in the open market.

(d) Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs beneficially owned by the Reporting Persons.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A.

Item 7.	Material to be Filed as Exhibits

Exhibit 1*	Joint Filing Agreement by and among L.I.A. Pure Capital Ltd. and Kfir Silberman, dated June 2, 2020

*	Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KFIR SILBERMAN

/s/ Kfir Silberman
Kfir Silberman

L.I.A. PURE CAPITAL LTD.

/s/ Kfir Silberman
Kfir Silberman

Dated: June 26, 2020

SCHEDULE A

Transactions in Securities of the Registrant Since the Filing of the Amendment No. 1 to Schedule 13D

Therapix Biosciences Ltd.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security (US$)	Date of Purchase / Sale
Purchase of American Depositary Shares(1)	4,000	0.65	06/05/2020
Purchase of American Depositary Shares(1)	8,000	0.67	06/10/2020
Purchase of American Depositary Shares(1)	2,435	0.63	06/11/2020
Purchase of American Depositary Shares(1)	65	0.63	06/11/2020
Purchase of American Depositary Shares(1)	9,000	0.63	06/11/2020
Purchase of American Depositary Shares(1)	1,574	0.90	06/12/2020
Purchase of American Depositary Shares(1)	1,626	0.90	06/12/2020
Purchase of American Depositary Shares(1)	300	0.90	06/12/2020
Purchase of American Depositary Shares(1)	3,000	0.87	06/12/2020
Purchase of American Depositary Shares(1)	1,200	0.92	06/12/2020
Purchase of American Depositary Shares(1)	800	0.90	06/12/2020
Purchase of American Depositary Shares(1)	5,000	0.95	06/12/2020
Purchase of American Depositary Shares(1)	4,300	0.76	06/15/2020
Purchase of American Depositary Shares(1)	700	0.76	06/15/2020
Purchase of American Depositary Shares(1)	6,000	0.74	06/15/2020
Purchase of American Depositary Shares(1)	5,000	0.73	06/16/2020
Purchase of American Depositary Shares(1)	1,600	0.71	06/17/2020
Purchase of American Depositary Shares(1)	100	0.70	06/17/2020
Purchase of American Depositary Shares(1)	300	0.70	06/17/2020
Purchase of American Depositary Shares(1)	3,000	0.70	06/17/2020
Purchase of American Depositary Shares(1)	3,000	0.66	06/18/2020
Purchase of American Depositary Shares(1)	300	0.68	06/18/2020
Purchase of American Depositary Shares(1)	1,700	0.68	06/18/2020
Purchase of American Depositary Shares(1)	2,558	0.69	06/19/2020
Purchase of American Depositary Shares(1)	142	0.69	06/19/2020
Purchase of American Depositary Shares(1)	300	0.69	06/19/2020
Purchase of American Depositary Shares(1)	1,200	0.68	06/19/2020
Purchase of American Depositary Shares(1)	400	0.68	06/19/2020
Purchase of American Depositary Shares(1)	900	0.68	06/19/2020
Purchase of American Depositary Shares(1)	500	0.66	06/19/2020
Purchase of American Depositary Shares(1)	700	0.66	06/19/2020
Purchase of American Depositary Shares(1)	200	0.66	06/19/2020
Purchase of American Depositary Shares(1)	1,100	0.66	06/19/2020
Purchase of American Depositary Shares(1)	3,000	0.66	06/19/2020
Purchase of American Depositary Shares(1)	806	0.66	06/19/2020
Purchase of American Depositary Shares(1)	200	0.67	06/19/2020
Purchase of American Depositary Shares(1)	100	0.67	06/19/2020
Purchase of American Depositary Shares(1)	894	0.67	06/19/2020
Purchase of American Depositary Shares(1)	1,906	0.67	06/19/2020
Purchase of American Depositary Shares(1)	94	0.66	06/19/2020
Purchase of American Depositary Shares(1)	3,000	0.65	06/19/2020
Purchase of American Depositary Shares(1)	5,000	0.77	06/22/2020
Purchase of American Depositary Shares(1)	5,000	0.75	06/22/2020
Purchase of American Depositary Shares(1)	5,000	0.79	06/22/2020

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security (US$)	Date of Purchase / Sale
Purchase of American Depositary Shares(1)	1,000	0.74	06/22/2020
Purchase of American Depositary Shares(1)	4,000	0.74	06/22/2020
Purchase of American Depositary Shares(1)	924	0.72	06/22/2020
Purchase of American Depositary Shares(1)	5,000	0.72	06/22/2020
Purchase of American Depositary Shares(1)	6,000	0.71	06/22/2020
Purchase of American Depositary Shares(1)	400	0.72	06/22/2020
Purchase of American Depositary Shares(1)	1,600	0.72	06/22/2020
Purchase of American Depositary Shares(1)	2,000	0.71	06/22/2020
Purchase of American Depositary Shares(1)	5,000	0.70	06/22/2020
Purchase of American Depositary Shares(1)	2,000	0.70	06/22/2020
Purchase of American Depositary Shares(1)	3,000	0.70	06/22/2020
Purchase of American Depositary Shares(1)	2,182	0.73	06/22/2020
Purchase of American Depositary Shares(1)	18	0.72	06/22/2020
Purchase of American Depositary Shares(1)	800	0.71	06/22/2020
Purchase of American Depositary Shares(1)	3,000	0.72	06/22/2020
Purchase of American Depositary Shares(1)	241	0.74	06/22/2020
Purchase of American Depositary Shares(1)	706	0.74	06/22/2020
Purchase of American Depositary Shares(1)	1,053	0.74	06/22/2020
Purchase of American Depositary Shares(1)	950	0.75	06/22/2020
Purchase of American Depositary Shares(1)	50	0.75	06/22/2020
Purchase of American Depositary Shares(1)	100	0.73	06/22/2020
Purchase of American Depositary Shares(1)	900	0.73	06/22/2020
Purchase of American Depositary Shares(1)	14,076	0.73	06/23/2020
Purchase of American Depositary Shares(1)	3,000	0.73	06/23/2020
Purchase of American Depositary Shares(1)	5,000	0.73	06/23/2020
Purchase of American Depositary Shares(1)	3,000	0.74	06/23/2020

(1)	One American Depository Share represents 40 Ordinary Shares of the Company, par value NIS 0.01 per share